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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13G


      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), and (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (Amendment No. 2)*



                             The Pioneer Group, Inc.
             -------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, $.10 par value per share
             -------------------------------------------------------
                         (Title of Class of Securities)



                                   723684 10 6
             -------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


         [ ]  Rule 13d-1(b)
         [ ]  Rule 13d-1(c)
         [X]  Rule 13d-1(d)


          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 723684 10 6                                              PAGE  2 OF  5
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                                  SCHEDULE 13G


--------------------------------------------------------------------------------
 (1).  Name of Reporting Person

       John F. Cogan, Jr.

       I.R.S. Identification Number of Above Person (Entities Only)

       Not Applicable
--------------------------------------------------------------------------------
 (2).  Check the Appropriate Box if a Member of a Group

       Not Applicable
--------------------------------------------------------------------------------
 (3).  SEC Use Only

--------------------------------------------------------------------------------

 (4).  Citizenship or Place of Organization

       United States of America
--------------------------------------------------------------------------------

Number of Shares Beneficially Owned By Each Reporting Person With:

 (5).  Sole Voting Power

       3,576,244
--------------------------------------------------------------------------------
 (6).  Shared Voting Power

       72,858
--------------------------------------------------------------------------------
 (7).  Sole Dispositive Power

       3,612,202
--------------------------------------------------------------------------------
 (8).  Shared Dispositive Power

       36,900

--------------------------------------------------------------------------------
 (9).  Aggregate Amount Beneficially Owned by Reporting Person

       3,649,102
--------------------------------------------------------------------------------
 (10). Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares

       Not Applicable
--------------------------------------------------------------------------------
 (11). Percent of Class Represented by Amount in Row 9

        13.6% (1)
--------------------------------------------------------------------------------
 (12). Type of Reporting Person

       IN
--------------------------------------------------------------------------------

(1) Based upon 26,481,179 shares of Common Stock outstanding as of December 31, 1999 plus 307,000 shares subject to options held by the Reporting Person that are exercisable within 60 days of December 31, 1999.


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CUSIP NO. 723684 10 6                                              PAGE  3 OF  5
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                                  SCHEDULE 13G


Item 1(a).  NAME OF ISSUER:

         The Pioneer Group, Inc., a Delaware corporation (the "Company")

Item 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         60 State Street
         Boston, Massachusetts  02109

Item 2(a).  NAME OF PERSON FILING:

         John F. Cogan, Jr.

Item 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         c/o The Pioneer Group, Inc.
         60 State Street
         Boston, MA  02109

Item 2(c).  CITIZENSHIP:

         United States of America

Item 2(d).  TITLE OF CLASS OF SECURITIES:

         Common Stock, $.10 par value per share

Item 2(e).  CUSIP NUMBER:

         723684 10 6

Item 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
         (c), CHECK WHETHER THE PERSON FILING IS A:

         Not Applicable

Item 4.  OWNERSHIP:

         (a) The Reporting Person beneficially owns 3,649,102 shares of the Company's Common Stock, consisting of 2,038,294 shares held directly, 307,000 shares subject to outstanding


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CUSIP NO. 723684 10 6                                              PAGE  4 OF  5
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         options held by the Reporting Person that are exercisable within 60 days of December 31, 1998, 1,267,850 shares held by Trusts on behalf of which the Reporting Person serves as trustee, and 35,958 shares held indirectly for the benefit of the Reporting Person pursuant to the Company's deferred compensation plan.

         (b) The 3,649,102 shares of Common Stock beneficially owned by the Reporting Person constitute 13.6% of the Company's Common Stock as of December 31, 1998, based upon 26,481,179 shares of Common Stock outstanding as of December 31, 1999 plus 307,000 shares subject to outstanding options held by the Reporting Person that are exercisable within 60 days of December 31, 1999.

         (c) The Reporting Person has sole voting power with respect to 3,576,244 of the shares of Common Stock beneficially owned, sole dispositive power with respect to 3,612,202 of the shares of Common Stock beneficially owned, shared voting power with respect to 72,858 of the shares of Common Stock beneficially owned and shared investment power with respect to 36,900 shares of Common Stock beneficially owned.

Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         Not Applicable

Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         Not Applicable

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         Not Applicable

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         Not Applicable

Item 9.  NOTICE OF DISSOLUTION OF GROUP:

         Not Applicable

Item 10.  CERTIFICATIONS:

         Not Applicable



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CUSIP NO. 723684 10 6                                              PAGE  5 OF  5
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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                     /s/ John F. Cogan, Jr.

Date:  February 11, 2000                             John F. Cogan, Jr.